# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enhanced Group Inc., CIK 0001956439
CUSIP: 29333R107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Mario Frendo, Centris Business Gateway - Level 0/C, Triq is-Salib tal-Imriehel, Birkirkara, Malta (O1), CBD 3020, 356 9960 9158

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 0; shared voting power 29,904,746; sole dispositive power 0; shared dispositive power 29,904,746; aggregate amount beneficially owned 29,904,746 (24.4% of the class)
- Enhanced Holdings LP (CIK 0002132854): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 29,904,746; sole dispositive power 0; shared dispositive power 29,904,746; aggregate amount beneficially owned 29,904,746 (24.4% of the class)
- Enhanced Holdings GP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 29,904,746; sole dispositive power 0; shared dispositive power 29,904,746; aggregate amount beneficially owned 29,904,746 (24.4% of the class)
- Christian Angermayer (CIK 0001845872): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 29,904,746; sole dispositive power 0; shared dispositive power 29,904,746; aggregate amount beneficially owned 29,904,746 (24.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Enhanced Group Inc.
Address of issuer's principal executive offices: 169 Madison Ave, Suite 15101, New York, New York (NY), 10016
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock of Enhanced Group Inc., a Texas corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

Apeiron Investment Group Ltd. ("Apeiron")

Enhanced Holdings GP

Enhanced Holdings LP

Christian Angermayer
Residence or business address: The principal business address of each of the Reporting Persons is Centris Business Gateway - Level 0/C, Triq is-Salib tal-Imriehel (Zone 3, Central Business District) Birkirkara, CBD 3020, Malta.
Present principal occupation or employment: The principal business of the Reporting Persons is investing in securities, including of the Issuer.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Apeiron is organized under the laws of Malta. Enhanced Holdings GP and Enhanced Holdings LP are organized under the laws of the Cayman Islands. Mr. Angermayer is a citizen of Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were received as part of the Issuer's Business Combination (as defined below), in connection with that certain Agreement and Plan of Merger, dated as of November 26, 2025 (the "Merger Agreement"), by and between the Issuer (formerly A Paradise Acquisition Corp.), A Paradise Merger Sub I, Inc. ("Merger Sub") and Enhanced Ltd. The Business Combination closed on May 7, 2026 (the "Closing Date").

## Item 4. Purpose of Transaction
Purpose of transaction:
Business Combination

On the Closing Date, pursuant to the Merger Agreement, Merger Sub merged with and into Enhanced Ltd., with Enhanced Ltd. surviving the merger as a wholly owned subsidiary of the Issuer (the "Business Combination").

As a result of the Business Combination, each share of Enhanced Ltd. common share issued and outstanding immediately prior to the effective time of the Business Combination was, pursuant to the Merger Agreement, canceled and converted into the right to receive a number of shares of Class A Common Stock based on the exchange ratio as defined in the Merger Agreement.

Additionally, pursuant to the Merger Agreement, the Reporting Persons received 258,837,933 shares of Class B Common Stock. The Class B Common Stock is entitled to 10 votes per share, is not convertible into Class A Common Stock and is not entitled to dividends.

Transaction Support Agreement

In connection with the Business Combination, the Issuer entered into Transaction Support Agreements with certain investors of the Issuer, including the Reporting Persons. Among other terms, parties to the Transaction Support Agreements are subject to lock up restrictions, pursuant to which such shareholders may not transfer any of their Class A Common Stock during the applicable period, subject to certain releases, as described in the Transaction Support Agreement. In consideration for Apeiron providing the Issuer with a working capital note for a line of credit commitment of up to $20.0 million, the Issuer agreed that the lock-up restrictions applicable to Apeiron and its affiliates under the Transaction Support Agreement would, in the event Apeiron or its applicable affiliates entered into any pledge, hedge, swap or other arrangement that transfers to another, or disposes of (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)), any of the interests (including economic consequences of ownership) with respect to any shares of the Issuer, cease to apply to such shares.

Registration Rights Agreement

On the Closing Date, the Issuer and certain investors of the Issuer, including the Reporting Persons, entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to register for resale certain securities of the Issuer. Additionally, the Registration Rights Agreement provides for customary "demand" and "piggyback" registration rights for the stockholders.

Sponsor Equity Agreement

In connection with the execution of the Merger Agreement, Apeiron and A SPAC IV (Holdings) Corp., a British Virgin Islands company (the "Sponsor"), entered into the Sponsor Equity Agreement, pursuant to which, among other things, (i) Apeiron granted the Sponsor a call option to require Apeiron to purchase up to 100%, and the Sponsor granted Apeiron a Put Option to purchase, up to 100%, but no less than 78%, of certain of the equity securities in the Issuer held by the Sponsor (as described in the Sponsor Equity Agreement) (the "Sponsor Securities"), in each case in accordance with the terms and conditions set forth therein, and (ii) Apeiron paid the Sponsor a deposit of $5,500,000, which is generally non-refundable. Under the terms of the Sponsor Equity Agreement, following the closing of the Business Combination, and during the 90-day period thereafter, the Sponsor will have a put option to sell to Apeiron up to 100%, and Apeiron will have a call option to require the Sponsor to sell to Apeiron, up to 100% (and not less than 78%) of the Sponsor Securities, free and clear of liens (other than certain customary restrictions). The purchase price for the Sponsor Securities pursuant to the put option or call option will be determined based on the percentage of the Sponsor Securities delivered, as set forth in the Sponsor Equity Agreement, less the deposit amount previously paid by Apeiron. The maximum purchase price for the put option and call option are in a range of $6,700,000 to $9,000,000 and in a range of $11,000,000 to $15,500,000, respectively, in each case depending on the percentage of the Sponsor Securities delivered upon exercise of the put option or call option and, furthermore, in each case less the deposit previously paid by Apeiron. The put option and the call option may only be exercised during the specified 90-day option period and are subject to certain procedural and closing conditions set forth in the Sponsor Equity Agreement.

The foregoing description of the Transaction Support Agreement, Registration Rights Agreement, and the Sponsor Equity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, which are attached as exhibits to this Schedule 13D and incorporated herein by reference

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons, including Mr. Angermayer in his position as a director of the Issuer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or securities repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The securities reported herein include (i) 29,692,247 shares of Class A Common Stock and (ii) 212,499 shares of Class A Common Stock underlying warrants which are currently exercisable.

The ownership percentage set forth herein is based on 122,230,453 shares of Class A Common Stock outstanding as of the Closing Date.

The information herein excludes 258,837,933 shares of Class B Common Stock held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The securities are held directly by Enhanced Holdings LP. Christian Angermayer is the sole voting shareholder of Apeiron Investment Group Ltd., which is the sole shareholder of Enhanced Holdings GP, which is the general partner of Enhanced Holdings LP. As a result, each of the foregoing entities and Mr. Angermayer may be deemed to share beneficial ownership over the securities held directly by Enhanced Holdings LP. Mr. Angermayer disclaims beneficial ownership of such securities.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Class A Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Transaction Support Agreement, Registration Rights Agreement, and Sponsor Equity Agreement are incorporated herein by reference. A copy of each such agreement is attached as an exhibit hereto and incorporated herein by reference.

The Reporting Persons are party to a loan agreement (the "Loan Agreement") with Joh. Berenberg, Gosser & Co. KG. As security for their obligations under the Loan Agreement, the Reporting Persons will pledge 25,586,376 shares of Class A Common Stock (the "Pledged Shares"). All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with the Reporting Persons unless an event of default under the Loan Agreement has occurred and is continuing.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement.

Exhibit 2: Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on February 12, 2026).

Exhibit 3: Registration Rights Agreement, dated as of May 7, 2026, by and among Enhanced Group Inc, A SPAC IV (Holdings) Corp., and Enhanced Holdings LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2026).

Exhibit 4: Sponsor Equity Agreement, dated as of November 26, 2025, by and between Apeiron Investment Group Ltd. and A SPAC IV (Holdings) Corp. (incorporated by reference to Exhibit 10.15 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2026).

## Signatures
- Apeiron Investment Group Ltd.: /s/ Mario Frendo, Mario Frendo, Director (05/14/2026)
- Enhanced Holdings LP: By: Enhanced Holdings GP, its general partner, By: Apeiron Investment Group Ltd., By:/s/ Mario Frendo, Mario Frendo, Director (05/14/2026)
- Enhanced Holdings GP: By: Apeiron Investment Group Ltd., its sole stockholder, By: /s/ Mario Frendo, Mario Frendo, Director (05/14/2026)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (05/14/2026)